1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct +1 202 261 3024 Fax

June 7, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Anu Dubey

Re:	UBS Series Funds (“Registrant”)

File No. 811-08767

Dear Ms. Dubey:

This letter responds to comments that you provided to Stephen T. Cohen and Patricia A. Leeson of Dechert LLP in a telephonic discussion on June 4, 2024, with respect to Amendment No. 93 filed under the Investment Company Act of 1940, as amended, on May 22, 2024, to the Registrant’s registration statement (the “Registration Statement”), relating to the Limited Purpose Cash Investment Fund, a series of the Registrant (the “Fund”). We have summarized the comments of the staff of the Securities and Exchange Commission below, followed by the Registrant’s responses.

Prospectus

1.

Comment: The final sentence of the “Explanatory Note” states Part A and Part B of the Registration Statement filed with respect to the Fund is incorporated by reference as filed in Amendment 83. In future filings, please include a hyperlink to the amendment that is incorporated by reference.

Response: The Registrant will make the requested change in future filings.

2.

Comment: Please explain what kind of filing the Fund and registered feeder funds that invest in the Fund will make to reflect the change that the Fund will adopt a new investment policy to invest at least 99.5% of its total assets in cash, government securities and/or repurchase agreements that are “collateralized fully” by cash or government securities and when those filings will be made.

Response: The Registrant notes that the Fund is not a master money market fund and does not have registered feeder funds that invest in the Fund through a master-feeder structure. Shares in the Fund are only available for sale to AQR Capital Management, LLC (“AQR”) and funds advised by AQR (including non-US AQR funds), which are issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(a)(2) of the Securities Act of 1933, as amended. Accordingly, the Registrant does not intend to make another filing reflecting this change to its investment policy before reflecting such change as part of the fund’s normal annual registration statement updating process towards the end of August. Please note that this particular fund is registered only under the Investment Company Act of 1940, as amended (the “1940 Act”), and unlike mutual funds that are also registered under the Securities Act of 1933, as amended (the “1933 Act”), the fund does not file amendments under Rule 485 under the 1933 Act but instead only under Rule 8b-16 under the 1940 Act.

*  *  *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

cc:	Keith A. Weller – Vice President and Secretary of UBS Series Funds

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